SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 14, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

14 August 2015

Smith & Nephew plc announces that the following transactions took place yesterday:

Name	Role	Number of Ordinary Shares / ADS' purchased	Total shareholding following notification
Roberto Quarta	Chairman	4,629 Ordinary Shares	19,765 Ordinary Shares
Vinita Bali	Non-Executive Director	93 ADS'	1,293 ADS'
Ian Barlow	Non-Executive Director	153 Ordinary Shares	18,556 Ordinary Shares
The Rt Hon Baroness Bottomley of Nettlestone DL	Non-Executive Director	159 Ordinary Shares	18,215 Ordinary Shares
Erik Engstrom	Non-Executive Director	140 Ordinary Shares	15,140 Ordinary Shares
Michael Friedman	Non-Executive Director	96 ADS'	9,014 Ordinary Shares (including 4,258.5 ADS')
Brian Larcombe	Non-Executive Director	140 Ordinary Shares	40,508 Ordinary Shares
Joseph Papa	Non-Executive Director	96 ADS'	13,194 Ordinary Shares (including 6,346 ADS')

Notes:

1. The market value of Ordinary Shares purchased on 13 August 2015 was £11.88 per Ordinary Share.

2. The market value of ADS' purchased on 13 August 2015 was US$36.95 per ADS.

3. These shares were purchased for the Chairman and Non-Executive Directors in lieu of part of their annual fees.

4. The Ordinary Shares were purchased in London, UK and the ADS' were purchased in New York, US.

5. One ADS is the equivalent of two Ordinary Shares of US$0.20 each.

6. The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 14, 2015

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary